Exhibit 99.72

April 8, 2021

Filed via SEDAR

To All Applicable Exchanges and Securities Administrators

Subject: Cybin Inc. (the "Issuer")

Notice of Meeting and Record Date

Dear Sir/Madam:

We are pleased to confirm the following information with respect to the Issuer's upcoming meeting of securityholders:

Meeting Type:	Special Meeting
Meeting Date:	May 21, 2021
Record Date for Notice of Meeting:	April 19, 2021
Record Date for Voting (if applicable):	April 19, 2021
Beneficial Ownership Determination Date:	April 19, 2021
Class of Securities Entitled to Vote:	Common
ISIN:	CA23256X1006
Issuer sending proxy materials directly to NOBOs:	No
Issuer paying for delivery to OBOs:	Yes
Notice and Access for Beneficial Holders:	No
Notice and Access for Registered Holders:	No

In accordance with applicable securities regulations we are filing this information with you in our capacity as agent of the Issuer.

Yours truly,

ODYSSEY TRUST COMPANY

AS AGENT FOR Cybin Inc.